                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release relating to Registrant's second quarter 2009 results, and to a restatement of the first quarter results.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                        2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Adi Livneh
                                          ----------------------
                                          Adi Livneh
                                          Chief Executive Officer

Date: August 21, 2009

                   TEFRON REPORTS SECOND QUARTER 2009 RESULTS

                     TEFRON ALSO RESTATES FIRST QUARTER 2009

MISGAV, ISRAEL, AUGUST 21, 2009 - TEFRON LTD. (OTC:TFRFF; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the second quarter of 2009.

SECOND QUARTER 2009 RESULTS

Second quarter revenues were $25.3 million, representing a 48.1% decrease from the second quarter of 2008 revenues of $48.6 million. The decrease in revenues in the quarter was due to a decrease in sales in all the Company's product lines, primarily due to the worldwide economic slowdown.

The Company reported a gross loss in the quarter of $1.6 million, compared with a gross profit of $4.0 million in the second quarter of 2008. Operating loss for the quarter was $5.7 million, as compared with an operating loss of $1.6 million in the second quarter of 2008. Net loss for the quarter was $4.6 million, or
$2.2 loss per diluted share, as compared with net loss of $2.2 million, or $1.0 per diluted share, in the second quarter of 2008.

The decline in gross and operating margins in the quarter compared with the second quarter of 2008 was primarily due to the significant decline in revenues which exceeded the corresponding decline in our fixed expenses, that resulted from the implementation of our efficiency plan and the devaluation of the US
Dollar versus the New Israeli Shekel.

FIRST HALF 2009 RESULTS

Revenues in the first half of 2009 were $72.2 million, representing a 27.5%
decrease from first half of 2008 revenues of $99.6 million. The decrease in revenues was due to a decrease in sales of both the active-wear and intimate apparel product lines. This decrease was partly offset by a slight increase in sales of swimwear, due to an initial sales to new customer.

The 2009 first half gross margin was $3.9 million compared to a gross margin of
$10.5 in the first half of 2008. Operating loss was $6.0 million compared to an operating loss of $1.3 million in the first half of 2008. Net loss was $4.5 million, or $2.1 loss per diluted share, compared with net loss of $2.8 million, or $1.3 per diluted share, in the first half of 2008. These decreases in margins were due to the significant decline in sales, which exceeded the corresponding decline in our fixed expenses, that resulted from the implementation of our efficiency plan and due to maintenance costs associated with new sales offices that we opened in 2009.

RESTATEMENT OF FIRST QUARTER 2009 RESULTS

The Company also announced that it is restating its financial results for the first quarter of 2009 due to a failure to record purchasing expenses in the amount of $653 thousand in connection with one sale made by the Company's subsidiary, Macro Clothing Ltd..

The net effect of the required adjustment due to this error reduces the
Company's net income for the three months ended March 31, 2009 by $488 thousand.
This error has no effect on the net loss for the six months ended June 30, 2009.

The following table shows reconciliation of all amounts as previously reported and as restated:

                                         As of March 31, 2009
                              ---------------------------------------------
                           (and a period of three months ended March 31, 2009)
                              ---------------------------------------------
                               Previously
                                reported       Adjustments       Restated
                              ------------    ------------     ------------
                              USD Thousand    USD Thousand     USD Thousand
                              ------------    ------------     ------------

Trade payable                   24,116             653           24,769
Other accounts Payable           7,135            (165)           6,970
Shareholders' equity            64,181            (488)          63,693
Cost of sales                   40,867             653           41,520
Taxes on income                    181            (165)              16
Net Income                         633            (488)             145

Revised financial statements for the first quarter of 2009 will be submitted separately to the Securities and Exchange Commission on Form 6-K, early next week.

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIMWEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J.C. PENNEY, MAIDENFORM, LULULEMON
ATHLETICA, WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE,
ABERCOMBIE&FITCH, AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS
AND DESIGNER LABELS. THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS,
TANK TOPS, BOXERS, LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIMWEAR,
BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    THE LIQUIDITY CHALLENGES THAT WE FACE;

     o    OUR DEPENDENCE ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS AND ON THEIR
          CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES OR ON THE SAME
          TERMS AND THEIR ABILITY TO MEET THEIR PAYMENT OBLIGATIONS TO US;

     o    THE EFFECT OF THE WORLDWIDE RECESSION ON OUR TARGET MARKETS AND THE
          CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT AND OUR FAILURE TO MEET OUR FINANCIAL COVENANTS IN OUR BANK LOAN
          AGREEMENTS;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    FLUCTUATIONS IN INFLATION AND CURRENCY EXCHANGE RATES;

     o    COST INCREASE IN THE PURCHASE OF FINISH PRODUCTS OR PRODUCTION
          SERVICES;

     o    THE LIMITATIONS AND RESTRICTIONS IMPOSED BY OUR SUBSTANTIAL DEBT
          OBLIGATIONS;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION);

     o    POLITICAL, ECONOMIC AND SOCIAL RISKS ASSOCIATED WITH INTERNATIONAL
          BUSINESS AND RELATING TO OPERATIONS IN ISRAEL.

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
          PROCESS, IN PARTICULAR THE SEWING, DYEING AND FINISHING PROCESS;

     o    THE FLUCTUATING COSTS OF RAW MATERIALS; AND

     o    DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE OF
          OUR MACHINERY.

ABOUT TEFRON  (CONT.)
--------------------------------------------------------------------------------

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0803
reran@tefron.com

TABLE 1: SALES BY SEGMENTS
--------------------------------------------------------------------------------

                 Six months ended            Six months ended           Three months ended        Three months ended             Year ended
                   June 30, 2009               June 30, 2008              June 30, 2008              June 30, 2008            December 31, 2008
                 -------------------        -------------------        -------------------        -------------------        -------------------
Segment       USD Thousands % of total  USD Thousands  % of total   USD Thousands  % of total  USD Thousands % of total   USD Thousands  % of total
-------          -------       -----        -------       -----        -------       -----        -------       -----        -------       -----

Cut & sew        37,295        51.6%        57,240        57.5%        11,961        47.4%        25,530        52.5%        87,564        50.4%
Seamless         34,950        48.4%        42,343        42.5%        13,299        52.6%        23,111        47.5%        86,265        49.6%
Total            72,245       100.0%        99,583       100.0%        25,260       100.0%        48,641       100.0%       173,829       100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                         Six months ended           Six months ended          Three months ended          Three months ended            Year ended
                           June 30, 2008              June 30, 2008              June 30, 2009              June 30, 2008           December 31, 2008
                        -------------------        -------------------        -------------------        -------------------        -------------------
Product line         USD Thousands  % of total  USD Thousands  % of total  USD Thousands % of total  USD Thousands  % of total  USD Thousands  % of total
----------------        -------       -----        -------       -----        -------       -----        -------       -----        -------       -----

Intimate Apparel        32,792        45.4%        48,060        48.3%        12,775        50.6%        25,134        51.7%        93,683        53.9%
Active wear             13,948        19.3%        27,197        27.3%         5,205        20.6%        14,253        29.3%        47,189        27.1%
Swimwear                25,505        35.3%        24,326        24.4%         7,280        28.8%         9,254        19.0%        32,957        19.0%
Total                   72,245       100.0%        99,583       100.0%        25,260       100.0%        48,641       100.0%       173,829       100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                JUNE 30,             DECEMBER 31,
                                                        -----------------------       --------
                                                          2009           2008           2008
                                                        --------       --------       --------
                                                               UNAUDITED               AUDITED
                                                        -----------------------       --------
ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                            $    837       $  1,203       $  2,384
   Marketable securities                                   1,188              -            847
   Trade receivables, net                                 24,123         35,924         23,446
   Other accounts receivable and prepaid expenses          3,616          4,175          4,558
   Inventories                                            21,452         31,220         32,125
                                                        --------       --------       --------

 TOTAL current assets                                     51,216         72,522         62,542
                                                        --------       --------       --------

 NON CURRENT ASSETS:
   Marketable securities                                       -          1,155              -
   Subordinated note                                       2,100          3,000          2,700
   Fixed assets, net                                      60,643         71,090         64,469
 Goodwill and other intangible assets, net                 1,710            625          2,021
                                                        --------       --------       --------
                                                          64,453         75,870         69,190
                                                        --------       --------       --------

 TOTAL assets                                           $115,669       $148,392       $131,732
                                                        ========       ========       ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           JUNE 30,                DECEMBER 31,
                                                                  --------------------------        ---------
                                                                     2009            2008             2008
                                                                  ---------        ---------        ---------
                                                                           UNAUDITED                 AUDITED
                                                                  --------------------------        ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                         $  25,259        $   6,993        $  24,809
   Trade payables                                                    16,875           27,910           25,167
   Other accounts payable and accrued expenses                        5,619           10,665            7,636
                                                                  ---------        ---------        ---------

 TOTAL current liabilities                                           47,753           45,568           57,612
                                                                  ---------        ---------        ---------

 NON CURRENT LIABILITIES:
   Long-term loans from banks (net of current maturities)                 -           13,411                -
   Liabilities in respect of employee benefits                        1,550            1,429            2,169
   Long-term accounts payable - institutions                          1,166                -            1,309
   Deferred taxes, net                                                5,429           10,181            6,897
                                                                  ---------        ---------        ---------

                                                                      8,145           25,021           10,375
                                                                  ---------        ---------        ---------

 SHAREHOLDERS' EQUITY:
   Ordinary shares                                                    7,518            7,518            7,518
   Additional paid-in capital                                       107,460          106,968          107,104
   Accumulated deficit                                              (48,214)         (28,773)         (43,739)
   Less - 99,740 Ordinary shares in treasury, at cost                (7,408)          (7,408)          (7,408)
   Other capital reserves                                               415             (749)              23
                                                                  ---------        ---------        ---------

 Total equity attributable to equity holders of the Company          59,771           77,556           63,498
 Employee stock options in a subsidiary                                   -              247              247
                                                                  ---------        ---------        ---------

 TOTAL shareholders' equity                                          59,771           77,803           63,745
                                                                  ---------        ---------        ---------

 TOTAL liabilities and shareholders' equity                       $ 115,669        $ 148,392        $ 131,732
                                                                  =========        =========        =========

                                       10

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                      SIX MONTHS                       THREE MONTHS              YEAR ENDED
                                                     ENDED JUNE 30,                   ENDED JUNE 30,             DECEMBER 31
                                              --------------------------        --------------------------        ---------
                                                2009              2008             2009             2008             2008
                                              ---------        ---------        ---------        ---------        ---------
                                                                        UNAUDITED                                  AUDITED
                                              ------------------------------------------------------------        ---------
                                                                 $ IN THOUSANDS (EXCEPT PER SHARE DATA)
                                              -----------------------------------------------------------------------------

 Sales                                        $  72,245        $  99,583        $  25,260        $  48,641        $ 173,829
 Cost of sales                                   68,360           89,056           26,840           44,619          167,557
                                              ---------        ---------        ---------        ---------        ---------

 Gross profit (loss)                              3,885           10,527           (1,580)           4,022            6,272

 Selling and marketing expenses                   7,787            8,604            3,280            3,945           16,959
 General and administrative expenses              2,093            3,256              802            1,713            6,406
 Other expenses                                       -                -                -                -            2,135
                                              ---------        ---------        ---------        ---------        ---------

 Operating loss                                  (5,995)          (1,333)          (5,662)          (1,636)         (19,228)

 Financing income                                (2,155)            (330)            (332)            (154)            (319)
 Financing expenses                               2,095            2,627              766            1,270            3,347
                                              ---------        ---------        ---------        ---------        ---------

 FiFinance expenses (income), net                   (60)           2,297              434            1,116            3,028
                                              ---------        ---------        ---------        ---------        ---------

 Loss before taxes on income                     (5,935)          (3,630)          (6,096)          (2,752)         (22,256)
 Tax benefit                                     (1,460)            (819)          (1,476)            (511)          (4,677)
                                              ---------        ---------        ---------        ---------        ---------

 Loss                                         $  (4,475)       $  (2,811)       $  (4,620)       $  (2,241)       $ (17,579)
                                              =========        =========        =========        =========        =========

 LOSS PER SHARE, ATTRIBUTABLE TO EQUITY
   HOLDERS OF THE COMPANY ($)
 Basic and diluted loss                            (2.1)            (1.3)            (2.2)            (1.0)            (8.3)
                                              =========        =========        =========        =========        =========

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                           SIX MONTHS                    THREE MONTHS              YEAR ENDED
                                                         ENDED JUNE 30,                  ENDED JUNE 30,            DECEMBER 31
                                                    ------------------------        ------------------------        --------
                                                      2009            2008            2009            2008            2008
                                                    --------        --------        --------        --------        --------
                                                                           UNAUDITED                                 AUDITED
                                                    --------------------------------------------------------        --------
                                                                                $ IN THOUSANDS
                                                    ------------------------------------------------------------------------

OPERATING ACTIVITIES:

Loss                                                $ (4,475)       $ (2,811)       $ (4,620)       $ (2,241)       $(17,579)

  Depreciation of fixed assets and intangible
  assets                                               4,481           4,336           2,268           2,169           8,925
  Impairment of fixed assets                               -               -               -               -           2,135
  Inventories write-off                                  860             643             380             368           4,523
  Impairment of marketable securities                      -               -               -               -             553
  Share-based payment expenses                           109             351              52             288             487
  Loss (gain) from sale of fixed assets                  (17)            (19)              -             (13)            188
  Gain from sale of marketable securities                  -             (22)              -               -             (22)
  Deferred taxes, net                                 (1,468)         (2,017)         (1,259)           (941)         (5,558)
  Change in employee benefit liabilities, net           (619)            (56)            137            (206)            420
  Interest and amortization of marketable securities       -            (263)              -             (61)           (263)
  Interest on deposits                                     -             (75)              -              (7)            (75)
  Taxes on income                                        638               -             399               -               -
  Financing expenses, net                                307             323              51             (59)          1,638
                                                    --------        --------        --------        --------        --------

                                                       4,291           3,201           2,028           1,538          12,951
                                                    --------        --------        --------        --------        --------
  Changes in asset and liability items:

  Decrease (increase) in trade receivables              (677)         (6,891)          6,472           2,886           5,587
  Decrease (increase) in other accounts receivable     1,499             679           1,000            (956)            488
  Decrease (increase) in inventory                     9,813           1,809           4,194           2,228          (3,051)
  Decrease in trade payables                          (8,292)         (1,810)         (7,894)         (4,395)         (4,553)
  Increase (decrease) in other accounts payable       (2,160)            908          (1,061)            290             (96)
                                                    --------        --------        --------        --------        --------

                                                         183          (5,305)          2,711              53           1,625
                                                    --------        --------        --------        --------        --------

  Cash paid and received during the period for:

  Interest paid                                         (245)           (362)            (20)             11          (1,528)
  Interest received                                       32             125              16              92              63
  Taxes paid                                            (638)              -            (399)              -               -
                                                    --------        --------        --------        --------        --------

                                                        (851)           (237)           (403)            103          (1,465)
                                                    --------        --------        --------        --------        --------

  Net cash used for operating activities                (852)         (5,152)           (284)           (547)         (7,718)
                                                    --------        --------        --------        --------        --------

                                       12

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                 SIX MONTHS                     THREE MONTHS              YEAR ENDED
                                                                ENDED JUNE 30                   ENDED JUNE 30             DECEMBER 31
                                                           ------------------------        ------------------------        --------
                                                             2009            2008            2009            2008            2008
                                                           --------        --------        --------        --------        --------
                                                                                   UNAUDITED                                AUDITED
                                                           --------------------------------------------------------        --------
                                                                                       $ IN THOUSANDS
                                                           ------------------------------------------------------------------------

INVESTING ACTIVITIES:

Purchase of fixed assets                                       (305)         (2,037)            (73)           (693)         (3,151)
Purchase of intangible assets                                   (40)           (147)            (14)            (51)           (223)
Acquisition of operations (a)                                     -               -               -               -            (300)
Proceeds from sale of fixed assets                               18              21               -              15              35
Proceeds from sale of marketable securities, net                  -           5,914               -           4,332           5,914
Proceeds from repayment of deposits, net                          -           7,138               -           3,013           7,138
                                                           --------        --------        --------        --------        --------

Net cash from (used in) investing activities                   (327)         10,889             (87)          6,616           9,413
                                                           --------        --------        --------        --------        --------

FINANCING ACTIVITIES:

Short-term credit from banks, net                             2,526           2,842           2,035           2,842           9,323
Repayment of long-term loans                                 (2,076)         (7,760)         (1,038)         (1,079)         (9,836)
Proceeds from long-term loans                                     -           6,000               -               -           6,000
Dividends paid to shareholders                                    -          (8,000)              -          (8,000)         (8,000)
                                                           --------        --------        --------        --------        --------

Net cash from (used in) financing activities                    450          (6,918)            997          (6,237)         (2,513)
                                                           --------        --------        --------        --------        --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (729)         (1,181)            626            (168)           (818)
CASH AND CASH EQUIVALENTS AT THE START OF THE PERIOD          1,566           2,384             211           1,371           2,384
                                                           --------        --------        --------        --------        --------

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD         $    837        $  1,203        $    837        $  1,203        $  1,566
                                                           ========        ========        ========        ========        ========

                                       13